UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on August 15, 2006 and amended on August 16, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following after the first paragraph of “Arrangements Between Inco and its Directors and Senior Officers — Management Incentive Payments” in the Directors’ Circular:
     On August 15, 2006, the Board determined, subject to the terms of the Combination Agreement, that payments pursuant to the MTIP disclosed above will be made wholly in cash and not in restricted Inco Shares since it is expected that the Inco Shares will no longer be publicly traded shortly after a change of control takes place.
     The letter filed as Exhibit (e)(14) is incorporated in its entirety herein by reference.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:
(e)(14)	Form of letter to each of the Other Officers (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
August 21, 2006